Exhibit 99.1

VinFast Reports Unaudited First Quarter 2025 Financial Results

Quarterly Revenues reached VND16,306.4 billion (US$656.5 million) Quarterly EV Deliveries were 36,330 units

Singapore, June 9, 2025 – VinFast Auto Ltd. (“VinFast” or the “Company”) (Nasdaq: VFS), a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone, today announced its unaudited financial results for the first quarter ended March 31, 2025.

Operating Highlights for the First Quarter of 2025

	1Q2025	4Q2024	1Q2024
EV Deliveries(1)	36,330	53,139	9,176
E-scooter Deliveries(2)	44,904	31,170	7,837

●	EV deliveries were 36,330 in the first quarter of 2025, representing a decrease of 32% from the fourth quarter of 2024 and an increase of 296% from the first quarter of 2024.

●	E-scooter deliveries were 44,904 in the first quarter of 2025, representing an increase of 44% from the fourth quarter of 2024 and an increase of 473% from the first quarter of 2024.

●	As of April 30, 2025, the Company had 388 showrooms globally for EVs and 357 showrooms and service workshops for e-scooters, including VinFast’s showrooms and dealer showrooms.

Financial Highlights for the First Quarter of 2025

●	Vehicle sales were VND15,215.5 billion (US$612.6 million) in the first quarter of 2025, representing an increase of 164.4% from the first quarter of 2024 and a decrease of 1.5% from the fourth quarter of 2024.

●	Total revenues were VND16,306.4 billion (US$656.5 million) in the first quarter of 2025, representing an increase of 149.9% from the first quarter of 2024 and a decrease of 1.2% from the fourth quarter of 2024. Total revenues were primarily comprised of revenue from EV sales.

●	Gross loss was VND5,736.5 billion (US$231.0 million) in the first quarter of 2025, representing an increase of 49.8% from the first quarter of 2024 and a decrease of 56.1% from the fourth quarter of 2024.

●	Gross margin was negative 35.2% in the first quarter of 2025, compared to negative 58.7% in the first quarter of 2024 and negative 79.1% in the fourth quarter of 2024.

●	Loss from operations was VND12,060.2 billion (US$485.6 million) in the first quarter of 2025 representing an increase of 20.3% from the first quarter of 2024 and a decrease of 49.4% from the fourth quarter of 2024.

●	Net loss was VND17,693.8 billion (US$712.4 million) in the first quarter of 2025, representing an increase of 20.0% from the first quarter of 2024 and a decrease of 42.2% from the fourth quarter of 2024.

Key Financial Results for the First Quarter of 2025

(in VND millions, except for percentages and basis points (“bps”))

	2025 Q1	2024 Q4	2024 Q1	QoQ	YoY
Vehicle Sales	15,215,503	15,441,451	5,754,230	(1.5%)	164.4%
Total Revenues	16,306,376	16,496,376	6,525,864	(1.2%)	149.9%
Gross Loss	(5,736,490	(13,054,395)	(3,828,909)	(56.1%)	49.8%
Gross Margin	(35.2%)	(79.1%)	(58.7%)	4,396 bps	2,349 bps
Loss from Operations	(12,060,163)	(23,852,111)	(10,029,239)	(49.4%)	20.3%
Net Loss	(17,693,769)	(30,594,811)	(14,743,867)	(42.2%)	20.0%

[1]	Includes VF 3, VF e34, VF 5, VF 6, VF 7, VF 8, VF 9 and e-bus
[2]	Includes electric bikes

Recent Business Updates

Launch of the EC Van and new electric bus model in domestic Vietnam market

●	The EC Van is a compact electric cargo vehicle with a cargo capacity of up to 2,600L and a payload of over 600 kg, powered by a battery capacity of 17kWh that allows 150km range per full charge. Deliveries are expected to begin in November 2025, with a starting MSRP of VND285 million (approx. US$11,500).

●	VinFast also announced the third addition to its portfolio of electric buses - the EB 6, a 6-meter electric bus platform with a battery capacity of 179.5kWh. The 30-occupant city bus model is expected to be available on the market in September 2025, followed by a 20-occupant shuttle/school bus model in the fourth quarter of 2025.

Progress on overseas markets

●	Europe and North America: As part of VinFast’s ongoing strategic initiative to optimize its footprint, VinFast will close three short-term shopping center stores and two direct-to customer (“DTC”) showrooms in Canada to refocus resources to its best performing showrooms. The Company will also close its DTC showrooms in Germany and the Netherlands, and has started transitioning to dealers’ showrooms. The Company signed a dealership agreement with ASTRADA SIMVA, its first dealer partner in France, and Schachtschneider Automobile, its second dealer in Germany. Customers in Europe can also access a network of authorized service workshops provided by VinFast partners, including ATU (Germany), Norauto (France), and LKQ (Netherlands).

●	Indonesia: VinFast announced the launch of the VF 6, the fourth model available in Indonesia following the VF 3, VF 5, and VF e34, with a starting MSRP of IDR385 million (approx. US$23,700) and IDR440 million (approx. US$27,100) for the Eco and Plus trims, respectively. Deliveries are expected to begin in the second quarter of 2025.

●	The Philippines: The Company signed collaboration agreements with Goodyear Philippines, Tire King and Rubber Products, Power Tread Services, and Marcjan Cavite to establish and operate service centers across the Philippines. The partnerships are expected to add over 70 authorized service workshops in 2025.

●	India: VinFast’s CKD facility in Tamil Nadu, India, is slated to start operations in July 2025.

Shareholder funding disbursements

●	To support VinFast’s continued growth, Vingroup intends to provide VinFast with additional borrowings of up to VND35,000.0 billion (US$1.4 billion) during a period from November 12, 2024 until 2026. As of May 31, 2025, Vingroup has disbursed VND30,571.3 billion (US$1.2 billion) in loans to VinFast.

●	Pursuant to a grant agreement dated November 12, 2024, VinFast’s Founder and CEO, Mr. Pham Nhat Vuong (“Mr. Pham”) has committed to provide up to VND50,000.0 billion (US$2.0 billion) in free grants to VinFast and its subsidiaries. A total of VND20,500.0 billion (US$825.4 million) has been disbursed pursuant to the grant agreement as of May 31, 2025.

Next-generation platforms

●	VinFast plans to introduce its next-generation platforms and new Electrical/Electronic (“E/E”) architecture starting with the Limo Green model in the third quarter of 2025, and extending to various existing EV models starting in 2026.

Related Party Transactions

●	Out of 36,330 EVs delivered in the first quarter of 2025, 21% were to related parties of the Company.

●	Out of 44,904 e-scooters delivered in the first quarter of 2025, 3% were to related parties of the Company.

Management Commentary

Madam Thuy Le, Chairwoman of VinFast, said: “I am pleased with the progress we’ve made over the past year. Despite Q1 typically being our slowest quarter, deliveries for the first quarter of 2025 exceeded our total deliveries for the first half of last year—an encouraging start to 2025 amid ongoing global uncertainties. We are beginning to see improved operating leverage as volume growth and a streamlined footprint translate into a more efficient cost structure. Looking ahead, our next-generation EV platform and E/E architecture is intended to further BOM cost optimization, enhancing product quality, performance, and affordability across our lineup.”

Ms. Lan Anh Nguyen, Chief Financial Officer of VinFast, added: “Our business is at an inflection point, with economies of scale beginning to drive stronger operating leverage. We have made progress in reducing both costs of vehicles sold (COGS) and operating expenses, and continue to streamline our footprint while identifying further cost-saving opportunities.”

Financial Results for the First Quarter of 2025

Revenues

●	Total revenues were VND16,306.4 billion (US$656.5 million) in the first quarter of 2025, representing an increase of 149.9% from the first quarter of 2024 and a decrease of 1.2% from the fourth quarter of 2024. Total revenues were primarily comprised of revenue from EV sales

●	Vehicle sales were VND15,215.5 billion (US$612.6 million) in the first quarter of 2025, representing an increase of 164.4% from the first quarter of 2024 and a decrease of 1.5% from the fourth quarter of 2024.

Revenue growth from the first quarter of 2025 was driven by an increase in EVs sale volumes due to growth in the Vietnam market and contributions from new overseas markets. The decrease compared to the fourth quarter of 2024 was attributed to a decrease in EVs sales volumes due to seasonality and the Lunar New Year in Vietnam.

Cost of Sales and Gross Margin

●	Cost of sales was VND22,042.9 billion (US$887.5 million) in the first quarter of 2025, representing an increase of 112.9% from the first quarter of 2024 and a decrease of 25.4% from the fourth quarter of 2024. The increase compared to the first quarter of 2024 was primarily attributable to an increase in the cost of vehicles sold as the Company delivered more EVs to customers in the first quarter of 2025. The decrease compared to the fourth quarter of 2024 was attributed to a decrease in the cost of EVs sold due to a decrease in sale volumes during the low season.

●	Gross loss was VND5,736.5 billion (US$231.0 million) in the first quarter of 2025, representing an increase of 49.8% from the first quarter of 2024 and a decrease of 56.1% from the fourth quarter of 2024.

●	Gross margin was negative (35.2%) in the first quarter of 2025, compared to negative (58.7%) in the first quarter of 2024 and negative (79.1%) in the fourth quarter of 2024. The improvement of gross margin over the first quarter of 2024 was attributed to increased sales and improved costs. The improvement in gross margin compared to the fourth quarter of 2024 was primarily driven by the low base resulted from the recognition of a one-time expense of VND5,900 billion related to VinFast’s free charging program[3], which was recorded as a deduction from revenue in the fourth quarter of 2024.

Operating Expenses

●	Research and development (R&D) costs were VND2,015.6 billion (US$81.2 million) in the first quarter of 2025, representing a decrease of 22.3% from the first quarter of 2024 and a decrease of 24.7% from the fourth quarter of 2024. The decrease was primarily due to a reduction in engineering and development costs, as VinFast completed the majority of product development work on its existing models in the previous year

●	Selling, general and administrative expenses were VND3,750.6 billion (US$151.0 million) in the first quarter of 2025, representing an increase of 22.7% from the first quarter of 2024 and a decrease of 42.6% from the fourth quarter of 2024. The increase compared to the first quarter of 2024 was due to the increase in impairment charges related to the closure of existing D2C showrooms in California and impairment charges related to battery leasing activities. The decrease over the fourth quarter of 2024 was driven by no additional impairment charge being required for battery production lines, and lower impairment charge for battery leasing activities. Additionally, marketing and headcount expenses declined in line with VinFast’s strategic transition into a dealership model.

●	Net other operating expenses were VND557.5 billion (US$22.4 million) in the first quarter of 2025, relatively flat compared to the first quarter of 2024 and representing a decrease of 64.9% from net operating expenses in the fourth quarter of 2024. The decrease in net expense over the fourth quarter of 2024 was mainly due to a decrease in foreign exchange losses and lower expenses related to the discontinued projects as part of VinFast’s ongoing efforts to optimize its operations.

[3]	In connection with the free charging program in Vietnam that continues until June 30, 2027 or until December 31, 2027 if customer purchase EVs with battery before March 01, 2025, Mr. Pham is responsible for paying the costs to implement the program for all applicable sales under the program until December 31, 2024. The estimated amount to be paid directly by Mr. Pham for the entire free charging period is approximately VND5,900 billion (US$237.5 million). This amount is recognized as a revenue deduction and deemed contribution from the owner in VinFast’s financial statements for fiscal year 2024.

Loss from Operations

●	Loss from operations was VND12,060.2 billion (US$485.6 million) in the first quarter of 2025 representing an increase of 20.3% from the first quarter of 2024 and a decrease of 49.4% from the fourth quarter of 2024, as a result of the foregoing.

Net Loss and Net Loss Per Share

●	Net loss on financial instruments at fair value through profit or loss was VND647.3 billion (US$26.1 million) in the first quarter of 2025, representing an increase of 6.1% from a net loss in the first quarter of 2024 and a decrease of 52.8% from net loss of the fourth quarter of 2024. The increase in net loss compared to the first quarter of 2024 and the decrease compared to the fourth quarter of 2024 were mainly attributable to changes in the fair value of currency interest rate swaps contracts, financial liabilities in respect of dividend preference shares, convertible debenture and warrants.

●	Net loss was VND17,693.8 billion (US$712.4 million) in the first quarter of 2025, representing an increase of 20.0% from the first quarter of 2024 and a decrease of 42.2% from the fourth quarter of 2024.

●	Net loss attributable to controlling interest was VND17,671.8 billion (US$711.5 million) in the first quarter of 2025, representing an increase of 20.0% from the first quarter of 2024 and a decrease of 42.2% from the fourth quarter of 2024.

●	Basic and diluted net loss per ordinary share were both VND7,556 (US$0.30) in the first quarter of 2025, compared with VND6,297 (US$0.25) in the first quarter of 2024 and VND13,074 (US$0.53) in the fourth quarter of 2024.

Balance Sheet

●	Cash and cash equivalents were VND2,398.6 billion (US$96.6 million) as of March 31, 2025.

Business Outlook

●	FY2025 Delivery Target: The Company maintains its target to at least double its global deliveries in 2025, and will continue to monitor the evolving macro-economic situation.

●	This outlook reflects the Company’s current and preliminary view of the business and existing market conditions, which are subject to change.

VinFast’s target markets are Vietnam, Indonesia, the Philippines, India, North America and Europe, and it is regularly evaluating opportunities to enter new countries and regions in Europe, Asia, the Middle East and Africa. VinFast’s aim is to grow its global footprint in areas where it may identify high potential for EVs. VinFast may establish or enlarge its presence in existing and new markets through different distribution models, with dealerships being the predominant approach in the recent past. To ensure that VinFast continues to have sufficient production capacity to support its current and future operations, it will, from time to time, endeavor to add manufacturing, assembly and distribution capacity across its markets through the expansion of existing infrastructure and new brownfield and greenfield projects. While VinFast remains focused on the mini- through E-segments of the electric SUV market, it is also evaluating the full spectrum of vehicle types for future product development. VinFast continuously monitors its global expansion strategy and has the ability to accelerate, moderate or otherwise deviate from its existing distribution, manufacturing, assembly, marketing and other plans for any market at any time.

VinFast’s funding sources for its capital requirements to implement its growth strategy may include loans and grants from its major shareholders and affiliates, the public and private debt and equity capital markets, existing and new third-party loans and borrowings and cash from operations. VinFast is prepared to opportunistically access the debt and equity capital markets, subject to market conditions. VinFast also seeks to capture available tax and other incentives and subsidies to reduce its costs of investment and operations.

Conference Call

The Company’s management will host its first quarter of 2025 earnings conference call at 8:00 AM U.S. Eastern Time on June 09, 2025.

Live Webcast: https://edge.media-server.com/mmc/p/adpow94b

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets

	As of December 31, 2024	As of March 31, 2025	As of March 31, 2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,306,793	2,398,559	96,572,010
Restricted cash	2,371,038	780,978	31,444,136
Trade receivables	5,605,064	3,023,522	121,734,590
Advances to suppliers	8,694,990	9,990,747	402,252,567
Inventories, net	27,907,030	32,873,560	1,323,572,090
Short-term prepayments, other receivables and other assets	11,485,118	12,233,732	492,560,776
Short-term derivative assets	185,787	-	-
Current net investment in sales-type lease	134,713	68,256	2,748,158
Short-term investments	818,975	2,096,452	84,408,423
Short-term amounts due from related parties	4,272,121	4,446,655	179,033,498

Total current assets	64,781,629	67,912,461	2,734,326,247

NON-CURRENT ASSETS
Trade receivables	615,650	659,905	26,569,433
Property, plant and equipment, net	78,699,515	77,930,809	3,137,690,099
Intangible assets, net	1,164,635	1,075,912	43,318,919
Right-of-use assets	5,130,225	4,825,530	194,287,957
Long-term prepayments	680,539	644,406	25,945,404
Non-current net investment in sales-type lease	1,024,740	933,612	37,589,564
Investment in equity investees	1,166,102	1,203,069	48,438,580
Other long-term investments	918,040	918,040	36,962,596
Long-term amounts due from related parties	3,630	169	6,804
Long-term restricted cash	1,610,439	1,962,996	79,035,149
Other non-current assets	171,352	177,563	7,149,132
Total non-current assets	91,184,867	90,332,011	3,636,993,639

TOTAL ASSETS	155,966,496	158,244,472	6,371,319,886

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2024	As of March 31, 2025	As of March 31, 2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
DEFICIT AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	39,124,086	34,294,723	1,380,791,682
Short-term financial liabilities	21,619,612	22,197,998	893,747,151
Trade payables	20,791,192	19,927,936	802,348,754
Deposits and down payment from customers	3,565,463	1,758,518	70,802,351
Short-term deferred revenue	123,951	126,538	5,094,738
Short-term accruals	11,060,958	12,292,920	494,943,834
Other current liabilities	9,473,783	9,202,897	370,531,747
Current portion of lease liabilities	1,498,472	1,487,898	59,906,510
Amounts due to related parties	64,251,391	76,891,628	3,095,850,062
Total current liabilities	171,508,908	178,181,056	7,174,016,830

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	22,862,890	26,423,773	1,063,887,466
Long-term financial liabilities	36,326	29,233	1,176,994
Other non-current liabilities	6,300,113	7,670,247	308,823,409
Non-current lease liabilities	4,076,654	3,746,746	150,853,404
Long-term deferred revenue	2,722,698	2,908,001	117,083,424
Deferred tax liabilities	938,643	933,896	37,600,999
Long-term accruals	329,267	407,435	16,404,356
Amounts due to related parties	42,095,740	35,817,583	1,442,105,850
Total non-current liabilities	79,362,331	77,936,914	3,137,935,902

Commitments and contingencies

DEFICIT
Ordinary shares, no par value – VinFast Auto Ltd (2,338,812,496 and 2,338,812,676 shares issued and outstanding as of December 31, 2024 and March 31 2025, respectively)	9,867,167	9,867,167	397,276,926
Accumulated losses	(267,792,169)	(285,463,957)	(11,493,495,873)
Additional paid-in capital	93,673,976	98,650,102	3,971,900,874
Other comprehensive loss	(460,644)	(711,757)	(28,657,124)
Deficit attributable to equity holders of the parent	(164,711,670)	(177,658,445)	(7,152,975,198)
Non-controlling interests	69,806,927	79,784,947	3,212,342,352
Total deficit	(94,904,743)	(97,873,498)	(3,940,632,846)

TOTAL DEFICIT AND LIABILITIES	155,966,496	158,244,472	6,371,319,886

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations

	For the three months ended March 31,
	2024	2025	2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	5,754,230	15,215,503	612,614,366
Sales of merchandise	41,555	42,461	1,709,587
Sales of spare parts and components	288,880	779,652	31,390,748
Rendering of services	215,743	26,236	1,056,327

Rental income
Revenue from leasing activities	225,456	242,524	9,764,625
Revenues	6,525,864	16,306,376	656,535,652
Cost of vehicles sold	(9,535,524)	(21,297,550)	(857,492,853)
Cost of merchandise sold	(41,286)	(41,761)	(1,681,403)
Cost of spare parts and components sold	(186,941)	(309,169)	(12,447,920)
Cost of rendering services	(369,312)	(14,829)	(597,053)
Cost of leasing activities	(221,710)	(379,557)	(15,281,918)
Cost of sales	(10,354,773)	(22,042,866)	(887,501,147)

Gross loss	(3,828,909)	(5,736,490)	(230,965,495)

Operating expenses
Research and development costs	(2,592,704)	(2,015,586)	(81,152,555)
Selling and distribution costs	(1,713,130)	(1,573,154)	(63,339,131)
Administrative expenses	(1,344,055)	(2,177,445)	(87,669,405)
Net other operating (expenses)/incomes	(550,441)	(557,488)	(22,445,867)

Operating loss	(10,029,239)	(12,060,163)	(485,572,452)
Finance income	28,449	25,577	1,029,794
Finance costs	(4,164,757)	(5,053,606)	(203,470,870)
Net loss on financial instruments at fair value through profit or loss	(609,830)	(647,291)	(26,061,561)
Share of gains/(losses) from equity investees	(1,434)	36,966	1,488,344

Loss before income tax expense	(14,776,811)	(17,698,517)	(712,586,746)
Tax income/(expense)	32,944	4,748	191,166

Net loss for the period	(14,743,867)	(17,693,769)	(712,395,579)
Net loss attributable to non-controlling interests	(22,585)	(21,980)	(884,970)

Net loss attributable to controlling interest	(14,721,282)	(17,671,789)	(711,510,609)

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended March 31,
	2024	2025	2025
	VND million	VND million	USD
	(Unaudited) (Adjusted) (*)	(Unaudited)	(Unaudited)

Net loss for the period	(14,743,867)	(17,693,769)	(712,395,579)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	37,580	(251,114)	(10,110,480)

Net other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods	37,580	(251,114)	(10,110,480)

Total comprehensive loss for the period, net of tax	(14,706,287)	(17,944,883)	(722,506,060)
Net loss attributable to non-controlling interests	(22,585)	(21,980)	(884,970)
Comprehensive loss attributable to controlling interest	(14,683,702)	(17,922,903)	(721,621,090)

Net loss per share attributable to ordinary shareholders	VND	VND	USD
Basic and diluted	(6,297)	(7,556)	(0.30)

Weighted average number of shares used in loss per share computation
Basic and diluted	2,337,862,964	2,338,812,558	2,338,812,558

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the year ended March 31,
	2024	2025	2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES
Net loss for the period	(14,743,867)	(17,693,769)	(712,395,579)
Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	2,021,967	2,673,829	107,655,071
Amortization of intangible assets	81,429	105,858	4,262,109
Impairment of assets, right-of-use assets and changes in fair value of held for sale assets	36,436	497,710	20,039,055
Changes in operating lease right-of-use assets	294,866	304,694	12,267,746
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	2,560,902	5,175,724	208,387,647
Deferred tax income	(32,944)	(4,748)	(191,166)
Unrealized foreign exchange losses	379,399	70,098	2,822,322
Net losses on financial instruments at fair value through profit or loss	609,830	647,291	26,061,561
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	809,053	727,566	29,293,634
Losses on disposal of fixed assets	-	281,685	11,341,346
Share of (profit)/losses from equity investees	1,434	(36,966)	(1,488,344)
Share-based compensation expenses	47,880	(13,602)	(547,651)
Change in working capital:
Trade receivables and advance to suppliers, net investment in sales-type lease	(638,888)	2,518,416	101,397,753
Inventories	564,207	(8,006,449)	(322,359,746)
Trade payables, deferred revenue and other payables	(4,180,575)	(1,259,997)	(50,730,644)
Operating lease liabilities	(245,989)	(347,997)	(14,011,233)
Prepayments, other receivables and other assets	7,913	(724,879)	(29,185,449)
Net cash flows used in operating activities	(12,426,947)	(15,085,536)	(607,381,568)

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

	For the year ended March 31,
	2024	2025	2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)

INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets (including deposit paid under construction contracts)	(4,789,704)	(3,642,497)	(146,656,078)
Proceeds from disposal of property, plant and equipment	-	60,641	2,441,559
Disbursement of bank deposit and loans	-	(1,277,450)	(51,433,345)
Payment for acquisition of a subsidiary (net of cash held by entity being acquired)	(10,252)	-	-
Receipt from government grants	509,821	41,275	1,661,835

Net cash flows used in investing activities	(4,290,135)	(4,818,031)	(193,986,029)

FINANCING ACTIVITIES
Additional amount paid up to convert warrants to capital	-	52	2,094
Deemed contribution from owners	74,904	5,000,000	201,312,558
Proceeds from borrowings	24,627,697	29,241,260	1,177,326,569
Repayment of borrowings	(9,190,864)	(16,232,373)	(653,556,106)

Net cash flows from financing activities	15,511,737	18,008,939	725,085,115

Net decrease in cash and cash equivalents and restricted cash	(1,205,345)	(1,894,628)	(76,282,482)
Cash, cash equivalents and restricted cash at beginning of the period	4,858,766	7,288,271	293,444,096
Net foreign exchange differences	66,726	(251,110)	(10,110,319)

Cash, cash equivalents and restricted cash at end of the period	3,720,147	5,142,533	207,051,294

Supplement disclosures of non-cash activities
Debt conversion to equity	-	10,000,000	402,625,116
Non-cash property, plant and equipment additions	6,713,519	2,789,254	112,302,371
Establishment of right-of-use assets and lease liabilities at commencement dates	102,737	-	-
Supplemental Disclosure
Interest paid, net of capitalized interest	2,096,344	2,755,508	110,943,676

Industry and Market Data

This press release contains market and industry data obtained from third-party sources and industry reports, publications, websites, and other publicly available information, including but not limited to information regarding the Company’s market position and its performance compared to historical performance of other industry players. VinFast has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information. While the Company believes that the market and industry data and related statements presented in this press release are accurate, there can be no assurance as to the accuracy or completeness of such data or statements. The Company does not undertake to update or revise such data or statements. Industry and market data are subject to variations and cannot be verified due to limitations on the availability and reliability of data inputs, the nature of third-party data-gathering processes and other inherent limitations and uncertainties.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk associated with being a growth-stage company in the EV industry; (ii) the unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for EV manufacturers and buyers; (iii) Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries; (iv) the Company’s ability to adequately control the costs associated with its operations; (v) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity; (vi) competition in the automotive industry; (vii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes from its suppliers;(viii) the demand for, and consumers’ willingness to adopt, EVs; (ix) the availability and accessibility of EV charging stations or related infrastructure; (x) failure to remediate the Company’s material weaknesses and produce timely and accurate financial statements; (xi) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus; (xii) the Company’s ability to obtain commercially reasonable capital to support its business growth; (xiii) the risk of future restatements to the Company’s Financial Statements; (xiv) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates; (xv) the Company’s reliance on its affiliates for its EV deliveries; (xvi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company; and (xvii) other risks discussed in our reports filed or furnished to the SEC.

All forward-looking statements attributable to us or people acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND24,837 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of March 31, 2025. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all. The amounts shown in the consolidated financial statements have been rounded or truncated as deemed appropriate by the management. Accordingly, numerical figures shown as totals in certain tables might not be an arithmetic aggregation of the figures that precede them.

VinFast Investor Relations and Media Contacts

For more information, please visit: http://ir.vinfastauto.us.

Investor Relations

ir@vinfastauto.com

About VinFast Auto Ltd.

VinFast (NASDAQ: VFS), a subsidiary of Vingroup JSC, one of Vietnam’s largest conglomerates, is a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone. VinFast’s product lineup today includes a wide range of electric SUVs, e-scooters, e-bikes, and e-buses. VinFast is currently embarking on its next growth phase through rapid expansion of its distribution and dealership network globally and increasing its manufacturing capacities with a focus on key markets across Asia, North America and Europe. Learn more at www.vinfastauto.us.